Exhibit 99.7

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Makes New Oil Discovery in Libya’s Block NC 186
Paris — October 3rd, 2005 — Total (24%) and partners Repsol YPF (operator), OMV and Saga have made a new oil discovery in Libya’s Block NC 186. Well I-1, drilled in the Murzuq Basin 800 kilometers south of Tripoli, reached a total depth of 1,700 metres and found a significant oil column in the Mamuniyat sandstone formation.
During production testing, the well flowed at a rate up to 2,060 barrels per day of 40° API oil. It is the fifth discovery made in this block.
Two of the four discoveries in NC 186 have come on stream over the last two years with a combined production of 45,000 barrels of oil per day. The field development plan for the third discovery has been submitted to the Libyan National Oil Company for approval, while the field development plan for the latest discovery is currently under preparation.
Crude oil production in the Murzuq Basin started end 1996 from the adjacent El Sharara fields in block NC 115 which produce around 200,000 barrels per day of sweet light oil and in which Total holds a 30% stake in the foreign consortium.
The latest discovery strengthens Total’s position in Libya, where the Group is operator of the Al Jurf offshore field (40,000 barrels per day), and of the Mabruk field (15,000 barrels per day) in the western part of the Sirte Basin. In addition, the Group is exploring in the Murzuq and Sirte Basins.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com